UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Baidu, Inc. Adopted 2023 Share Incentive Plan

The board of directors of Baidu, Inc. (the “Company”) and the compensation committee of the board of directors of the Company have recently approved and authorized the adoption of its 2023 Share Incentive Plan (the “2023 Plan”). Under the 2023 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards shall be 281,230,346. The purpose of the 2023 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By :	/s/ Rong Luo
Name :	Rong Luo
Title :	Chief Financial Officer

Date: September 1, 2023